                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)

                           ENVIRODYNE INDUSTRIES, INC.

                                (Name of Issuer)

                    Common Stock, par value $0.01 per share

                         (Title of Class of Securities)

                                   294037205

                                 (Cusip Number)

                          Joseph L. von Rosenberg III
                   Executive Vice President, General Counsel
                            and Corporate Secretary
                               Zapata Corporation
                                 P.O. Box 4240
                              Houston, Texas 77210
                                 (713) 940-6100

                      (Name, Address and Telephone Number
                    of Person Authorized to Receive Notices
                              and Communications)


                                 June 19, 1996

                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

Check the following box if a fee is being paid with the statement.  / /

                                 SCHEDULE 13D

CUSIP NO. 294037205                                          PAGE 2 OF 7 PAGES


- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      ZAPATA CORPORATION


- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [ ]

- --------------------------------------------------------------------------------
 3    SEC USE ONLY


- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      00, WC

- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                     [ ]


- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE

- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  5,877,304

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     -0-
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  5,877,304

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     -0-

- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,877,304

- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]


- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      40.6%

- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO

- --------------------------------------------------------------------------------


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                                                               Page 3 of 7 Pages

        The information contained in the statement on Schedule 13D filed by Zapata Corporation, a Delaware corporation ("Zapata"), on August 17, 1995 with respect to the Common Stock, par value $0.01 per share ("Common Stock"), of Envirodyne Industries, Inc., a Delaware corporation (the "Issuer"), is supplemented as follows:

Item 2. Identity and Background.

        Item No. 2 to the Schedule 13D is amended to read as follows:

Reporting Person

        Zapata Corporation, a Delaware corporation ("Zapata"), is in the process of implementing a plan to reposition itself into the food packaging, food and food service equipment and supply businesses, from the natural gas services and other energy businesses in which it formerly was engaged. Zapata currently conducts marine protein operations involving the production and sale of a variety of protein and oil products from menhaden. Zapata also has an interest in certain Bolivian oil and gas operations. Zapata's address is P.O. Box 4240, Houston, Texas 77210.

Other persons enumerated in Instruction C

        The persons enumerated in Instruction C to Schedule 13D and their respective residence or business addresses, principal occupation or employment and name, principal business and address in which such employment is conducted are set forth in Appendix A hereto, which is incorporated herein by reference. Each such person is a citizen of the United States.

Certain proceedings

        Neither Zapata nor, to the knowledge of Zapata, any other person enumerated in Instruction C to Schedule 13D, during the last five years, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

        Item No. 3 to the Schedule 13D is supplemented to add the following information:

        The consideration used to purchase the shares of Common Stock of the Issuer to which this Amendment No. 1 to Schedule 13D relates is approximately $6,995,750 (subject to adjustment to reflect the number of shares actually purchased as described in Item 5 of this Amendment No. 1). The source of such funds is Zapata's working capital.

                                                              PAGE 4 OF 7 PAGES


Item 5. Interest in Securities of the Issuer.

        Item No. 5 to the Schedule 13D is supplemented to add the following information:

        As of the date of this Amendment No. 1 to Schedule 13D, Zapata beneficially owns 5,877,304 shares of Common Stock, subject to adjustment as referred to in the next paragraph. Based upon information contained in the most recently available filing by the Issuer with the Securities and Exchange Commission, such shares constitute approximately 40.6% of the outstanding shares of Common Stock. Zapata has the sole power to vote and to dispose of all of such shares. To the knowledge of Zapata, no shares of Common Stock are beneficially owned by any of the persons enumerated in Instruction C to
Schedule 13D, except that Malcolm I. Glazer may be deemed to be a beneficial owner of the shares of Common Stock held by Zapata because Mr. Glazer beneficially owns approximately 35.2% of the outstanding Common Stock of Zapata and is the Chairman of the Board of Zapata. However, neither the filing of this Statement nor any of its contents shall be deemed an admission that Malcolm I. Glazer is the beneficial owner of any of such shares.

        On June 19, 1996, Zapata purchased 818,006 shares of Common Stock in a single brokerage transaction (which settled on June 21, 1996) at a purchase price of $4.165 per share, including brokerage commissions.

        On June 19, 1996 Zapata also contracted to acquire, at a purchase price of $4.125 per share, all the shares of Common Stock held by the Wisconsin Steel Settlement Fund, a holder of 900,000 shares of Common Stock, after giving effect to reductions in the number of shares held by such holder (estimated not to exceed 30,000 shares) effected prior to the closing of the transaction which is to occur no later than June 30, 1996. The number of shares of Common Stock beneficially owned by Zapata as reflected in this Amendment No. 1 is based on the assumption that 870,000 shares of Common Stock are so acquired and is subject to adjustment to reflect the actual reductions in the shares held by the seller prior to closing.

Item 6. Contracts, Arrangements, Understandings and Relationships with Respect to Securities of the Issuer.

        Item 6 to the Schedule 13D is supplemented to add the following information:

                The shares of Common Stock being acquired from the Wisconsin Steel Settlement Fund are being acquired pursuant to a letter agreement entered into with a representative of such seller on June 19, 1996. A copy of such letter agreement is included as an exhibit to this Amendment.

Item 7. Material to be filed as Exhibits.

        Exhibit 3 - Letter Agreement dated June 19, 1996 relating to the acquisition by Zapata of up to 900,000 shares of Common Stock from the Wisconsin Steel Settlement Fund.

                                                           PAGE 5 OF 7 PAGES



        After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 21, 1996                     ZAPATA CORPORATION

                                          By: /s/ JOSEPH L. VON ROSENBERG III
                                              ---------------------------------
                                              Executive Vice President, General
                                              Counsel and Secretary

                                                               PAGE 6 OF 7 PAGES


                                   APPENDIX A

                                                PRINCIPAL OCCUPATION
NAME AND RESIDENCE                               OR EMPLOYMENT AND
OR BUSINESS ADDRESS                             POSITION WITH ZAPATA
- -------------------                             --------------------
Malcolm I. Glazer                         Self-employed, private investor and
1482 South Ocean Boulevard                owner of the Tampa Bay Bucaneers, a
Palm Beach, Florida 33480                 National Football League franchise.
                                          Director and Chairman of the Board of
                                          Zapata.

Avram A. Glazer                           Employed by Malcolm I. Glazer and a
18 Stoney Clover Lane                     number of entities owned and
Pittsford, New York 14534                 controlled by Malcolm I. Glazer.
                                          Director and President and Chief
                                          Executive Officer of Zapata.

Ronald C. Lassiter                        Chairman and Chief Executive Officer
Zapata Protein, Inc.                      of Zapata Protein, Inc., a subsidiary
P.O. Box 4240                             of Zapata. Director of Zapata.
Houston, Texas 77210

Robert V. Leffler, Jr.                    Owner of the Leffler Agency, an
2607 North Charles Street                 advertising and marketing/public
Baltimore, Maryland 21218                 relations firm based in Baltimore,
                                          Maryland. Director of Zapata.

W. George Loar                            Retired television station executive.
4531 Faraon D-3                           Director of Zapata.
St. Joseph, Missouri 64506


Joseph L. von Rosenberg III               Executive Vice President, General
Zapata Corporation                        Counsel and Chief Operating
P.O. Box 4240                             Officer of Zapata
Houston, Texas 77210


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                                                              PAGE 7 OF 7 PAGES

                                EXHIBIT INDEX

Exhibit 3 - Letter Agreement dated June 19, 1996 relating to the acquisition by
            Zapata of up to 900,000 shares of Common Stock from the Wisconsin Steel Settlement Fund.